SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 5)*

Daqo New Energy Corp.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) G26583 107
(CUSIP Number) December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G26583 107

1	NAME OF REPORTING PERSON Xiang Xu (“Mr. Xu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5

SOLE VOTING POWER

43,970,730 ordinary shares, which consist of (i) 14,820,000 ordinary shares held by Plenty China Limited, a company organized under the laws of the British Virgin Islands (“Plenty China”), and 25,641,025 ordinary shares held by Duke Elite Limited, a company organized under the laws of the British Virgin Islands (“Duke Elite”), both of which are solely owned and controlled by Mr. Xu, and (ii) 3,509,705 ordinary shares issuable upon exercise of options (including Restricted Share Units) held by Mr. Xu that are exercisable within 60 days of December 31, 2019.

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 43,970,730 ordinary shares. See Item 5 above for detail.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,970,730 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.53%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G26583 107

1	NAME OF REPORTING PERSON Plenty China Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 14,820,000 ordinary shares held by Plenty China Limited
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,820,000 ordinary shares held by Plenty China Limited
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,820,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.27%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G26583 107

1	NAME OF REPORTING PERSON Duke Elite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,641,025 ordinary shares held by Duke Elite Limited
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,641,025 ordinary shares held by Duke Elite Limited
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,641,025 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.38%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

Daqo New Energy Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Unit 29D, Huadu Mansion, 838 Zhangyang Road
Shanghai, 200122, The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Xiang Xu
(ii)	Plenty China Limited

(iii)	Duke Elite Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For all Reporting Persons:

c/o 66 Daquan Road
               Xinba, Yangzhong, Jiangsu Province
               People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	Xiang Xu — People’s Republic of China.
(ii)	The place of organization of Plenty China Limited is the British Virgin Islands.

(iii)	The place of organization of Duke Elite Limited is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G26583 107

ITEM 3.  Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of Daqo New Energy Corp. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xiang Xu	43,970,730	12.53%	43,970,730	0	43,970,730	0

Plenty China Limited	14,820,000	4.27%	14,820,000	0	14,820,000	0

Duke Elite Limited	25,641,025	7.38%	25,641,025	0	25,641,025	0

Plenty China Limited is the registered holder of 14,820,000 Ordinary Shares and Duke Elite Limited is the holder of 25,641,025 Ordinary Shares. Mr. Xu is the ultimate sole shareholder of Plenty China Limited and Duke Elite Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Plenty China Limited and Duke Elite Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

Exhibit No.	Description
99A*	Joint Filing Agreement, dated February 17, 2015, between Xiang Xu, Plenty China Limited and Duke Elite Limited

* Previously filed on February 17, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Xiang Xu	/s/ Xiang Xu
	Name:	Xiang Xu

Plenty China Limited	By:	/s/ Xiang Xu
		Name:	Xiang Xu
		Title:	Director

Duke Elite Limited	By:	/s/ Xiang Xu
		Name:	Xiang Xu
		Title:	Director